VIA EDGAR SUBMISSION

July 26, 2017

Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate & Commodities
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Columbia Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 9, 2017
File No. 1-36113

Dear Ms. Sobotka:

On behalf of Columbia Property Trust Inc., a Maryland corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated July 14, 2017 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2016, which was filed with the Commission on February 9, 2017.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Financial Statements

15. Segment Information, page F-35

1.
We note the company’s change in reportable segments and that you consider geographic location when evaluating your portfolio composition and in assessing ongoing operations and performance of your properties. However, we note your results of operations discussion continues to be presented on a consolidated basis. Please tell us why you do not also provide a discussion by reportable segment. Reference is made to Rule 3-03(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and will include additional discussion of NOI by geographic segment in the Company’s discussion of results of operations in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the three months ended June 30, 2017.

One Glenlake Parkway Suite 1200 Atlanta, GA 30328 columbia.reit	T 800 899 8411 T 404 465 2200 F 404 465 2201

* * * * *

If we can be of any assistance in explaining these responses, please let us know. Please contact me with any questions or comments at (404) 465-2200.

Very truly yours,

/s/ James A. Fleming
James A. Fleming
Chief Financial Officer

cc:	Isaac Esquivel, Securities and Exchange Commission
Jerard Gibson, Securities and Exchange Commission
Jennifer Gowetski, Securities and Exchange Commission
Alan Prince, King & Spalding LLP
Mark Scalese, Deloitte & Touche LLP